                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _______________

                               ---------------------------------

                                Commission file number 1-16455

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Reliant Resources, Inc. Savings Plan
                                  P.O. Box 148
                             Houston, TX 77001-0148

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Reliant Resources, Inc.
                              1111 Louisiana Street
                                Houston, TX 77002

RELIANT RESOURCES, INC. SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Plan Benefits as of December 31, 2002 ................      2

   Statement of Changes in Net Assets Available for Plan Benefits for the Period
      Beginning February 1, 2002 (date of inception) through December 31, 2002 ................      3

   Notes to Financial Statements ..............................................................      4

SUPPLEMENTAL SCHEDULE:

   Schedule H, line 4(i) - Schedule of Assets (Held at End of Year), December
      31, 2002 ................................................................................      8

The following schedules required by the Department of Labor's regulations are omitted due to the absence of the conditions under which they are required:

   Schedule of Reportable Transactions

   Schedule of Nonexempt Transactions

   Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

   Schedule of Leases in Default or Classified as Uncollectible

   Schedule of Assets Acquired and Disposed of Within the Plan Year

EXHIBITS:

   Independent Auditors' Consent - Deloitte & Touche LLP  (Exhibit 23.1)

   Section 906 Certification of James A. Ajello  (Exhibit 99.1)

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants in the
   Reliant Resources, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Reliant Resources, Inc. Savings Plan (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the period beginning February 1, 2002 (date of inception) through December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the period beginning February 1, 2002 (date of inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 27, 2003

RELIANT RESOURCES, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2002
-------------------------------------------------------------------
ASSETS:
  Investments, at fair value                          $ 151,563,214
  Participant Loans                                       4,143,065
  Contributions Receivable-Employer                       2,538,718
                                                      -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                $ 158,244,997
                                                      =============

See notes to financial statements.

RELIANT RESOURCES, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE PERIOD BEGINNING FEBRUARY 1, 2002 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2002
-------------------------------------------------------------------------------
ADDITIONS:
   Contributions:
     Employer                                                    $   19,829,656
     Participant                                                     22,765,445
   Investment Income (Loss):
     Interest                                                           327,787
     Dividends                                                        1,311,679
     Realized and unrealized losses, net                             (5,308,097)
   Assets transferred in                                            120,270,815
                                                                 --------------
                         Total additions                            159,197,285

DEDUCTIONS:
   Benefits paid to participants                                        838,367
   Administrative expenses                                              113,921
                                                                 --------------

                         Total deductions                               952,288
                                                                 --------------

NET INCREASE                                                        158,244,997

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  DATE OF INCEPTION                                                          --
                                                                 --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  END OF PERIOD                                                  $  158,244,997
                                                                 ==============

See notes to financial statements.

RELIANT RESOURCES, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      GENERAL - The Reliant Resources, Inc. Savings Plan (the "Plan"), became effective February 1, 2002. The Plan is a defined contribution plan sponsored by Reliant Resources, Inc. (the "Company") covering substantially all of the eligible non-union employees of the Company or a subsidiary or an affiliate of the Company that has adopted the Plan. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY - Employees of the Company or a subsidiary or affiliate of the Company as of March 27, 2002, other than employees of Reliant Energy Mid-Atlantic Power Holdings, LLC, Reliant Energy Maryland Holdings, LLC, Reliant Energy New Jersey Holdings, LLC, Reliant Energy Northeast Management Company, or Reliant Energy Mid-Atlantic Power Services, Inc. ("REMA Employees"), that has adopted the Plan and were eligible to participate in the Reliant Energy, Incorporated Savings Plan, were eligible to participate in the Plan on March 28, 2002. Employees of the Company on or after March 28, 2002 were eligible to participate in the Plan on his or her employment date. REMA Employees who, as of January 31, 2002, were eligible to participate in the Reliant Energy Mid-Atlantic Savings Plan for Non-Represented Employees, became eligible to participate in the Plan as of February 1, 2002. REMA Employees hired after February 1, 2002 are eligible to participate in the Plan on his or her employment date.

      CONTRIBUTIONS - Participants may elect to contribute to the Plan on a pre-tax and/or after-tax basis through periodic payroll contributions. These contributions are limited to an aggregate of 16% of the participant's eligible compensation up to the Internal Revenue Service Code (the "Code") section 401(a) (17) limit. For 2002, this limit was $200,000. Beginning July 1, 2002, active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions ("Catch-Up Contributions") to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Code. The total amount of participant pre-tax contributions was limited to $11,000 in 2002. For 2002, the maximum Catch-Up Contribution amount was $1,000. Any contributions in excess of the $11,000 limit, excluding any Catch-Up Contributions, are made to the participant's after-tax account, unless the participant elects otherwise. Plan participants who contribute also receive Company matching contributions equal to 100% of the first 6% of the participant's contribution. Under the provisions of the Plan, the Company may make two types of discretionary profit sharing contributions - one is a payroll profit sharing contribution ("Payroll Profit Sharing Contribution") and the other is an annual profit sharing contribution ("Annual Profit Sharing Contribution"). For any year, the Company may elect, in its sole discretion, to make Payroll Profit Sharing Contributions to the Plan on behalf of participants in an amount equal to a prescribed percentage of pay for each payroll period. The Payroll Profit Sharing Contribution percentage for 2002 was 2% and was limited to the first $85,000 of the participant's eligible compensation for the year. The Company may also elect, in its sole discretion, to make an Annual Profit Sharing Contribution of up to 3% of the participants' eligible compensation. Historically, the Annual Profit Sharing Contribution has been invested in the Reliant Resources Stock Fund. This contribution will generally be made within 90 days following the end of the Plan year. The Annual Profit Sharing Contribution receivable at December 31, 2002 was approximately $2.5 million. Participants do not need to contribute to the Plan to receive Payroll Profit Sharing or Annual Profit Sharing Contributions.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and charged with an allocation of administration expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS - Participants direct the investment of their contributions into various investment options offered by the Plan. During 2002, the Annual Profit Sharing Contribution had to remain invested in the Reliant Resources Stock Fund until the participant attained age 55.

      VESTING - Participants are 100% vested in their total account balance, including Employer contributions, under the Plan.

      PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest is paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - On termination of employment including death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF FINANCIAL PRESENTATION - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

      MARKET RISK - The Plan provides for investments in various investment securities, including concentrations of CenterPoint Energy, Inc. (closed to new investment) and the Company common stock, that are exposed to certain risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan, are paid by either the Plan or the Plan's sponsor, as provided in the Plan document.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at December 31, 2002. Units of the Vanguard Retirement Savings Trust are valued at net asset value at December 31, 2002. The Company stock fund is valued at the December 31, 2002 unit closing price (comprised of the December 31, 2002 market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

      Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

3.    ASSETS TRANSFERRED INTO THE PLAN

      Effective February 1, 2002, Reliant Energy Mid-Atlantic Savings Plan for Non-Represented Employees (the "REMA Plan") merged into the Plan. As a result, approximately $12 million of REMA Plan assets transferred into the Plan. During 2002, approximately $108 million in plan assets of the CenterPoint Energy, Inc. Savings Plan that related to account balances of the Company employees was transferred into the Plan. This transfer was the result of the September 30, 2002 distribution of all of the 240 million shares of the Company's common stock that CenterPoint Energy, Inc. owned to its shareholders of record as of the close of business on September 20, 2002.

4.    INVESTMENTS

      Plan assets are held at Vanguard Fiduciary Trust Company (the "Trustee"). The following presents investments that represent 5% or more of the Plan's assets at December 31, 2002:

Neuberger Berman Genesis Trust                                              $   8,175,544
PIMCO Funds: Pacific Investment Management Series: Total Return Fund           16,680,040
Vanguard 500 Index Fund Investor Shares                                        12,202,224
Vanguard Growth Equity Fund                                                    18,024,267
Vanguard LifeStrategy Moderate Growth Fund                                      9,826,568
Vanguard Windsor II Fund Investor Shares                                       16,737,814
Vanguard Retirement Savings Trust                                              21,798,189
CenterPoint Energy Stock Fund                                                  19,074,384
Reliant Resources Stock Fund                                                   13,617,004

      During 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Mutual funds                                                                $  (6,434,275)
Common stocks                                                                   1,126,178
                                                                            -------------
                                                                            $  (5,308,097)
                                                                            =============

5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants would remain 100 percent vested in their account.

6.    RELATED PARTY TRANSACTIONS

      The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.    TAX STATUS

      The Plan is subject to ERISA and certain provisions of the Code and is intended to qualify under Section 401(a) of the Code. The Company had applied for, but has not yet received, a determination letter from the Internal Revenue Service indicating that the Plan and related trust are designed in accordance with the applicable sections of the Code. However, management believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Code.

RELIANT RESOURCES, INC. SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2002

EIN 76-0655566

( a )            ( b )                                            ( c )                          ( d )           ( e )
-------------------------------------------------------------------------------------------------------------------------
                                                    Description of investment including
         Identity of issue, borrower,                maturity date, rate of interest,
          lessor or similar party                   collateral, par, or maturity value            Cost      Current value
-------------------------------------------------------------------------------------------------------------------------
*    American Funds EuroPacific Growth                Registered Investment Company                (1)      $   6,298,022
*    American Funds New Perspective                   Registered Investment Company                (1)             61,298
*    American Funds Growth Fund America               Registered Investment Company                (1)            322,908
*    Artisan International                            Registered Investment Company                (1)            103,952
*    Columbia Small Cap                               Registered Investment Company                (1)          1,106,389
*    Davis New York Venture                           Registered Investment Company                (1)             54,417
*    Dodge & Cox Balanced Fund                        Registered Investment Company                (1)          1,067,378
*    Fidelity Dividend Growth Fund                    Registered Investment Company                (1)          1,890,033
*    Oakmark Fund                                     Registered Investment Company                (1)            518,473
*    Janus Worldwide Fund                             Registered Investment Company                (1)            780,474
*    Neuberger Berman Genesis Trust                   Registered Investment Company                (1)          8,175,544
*    PIMCO Funds: Pacific Investment Management
     Series: Total Return                             Registered Investment Company                (1)         16,680,040
*    T. Rowe Equity Income Advisor                    Registered Investment Company                (1)             73,145
*    T. Rowe Small Cap Advisor                        Registered Investment Company                (1)            171,128
*    Gabelli Growth Fund                              Registered Investment Company                (1)             29,109
*    Vanguard 500 Index Fund Investor Shares          Registered Investment Company                (1)         12,202,224
*    Vanguard Capital Opportunity                     Registered Investment Company                (1)            333,341
*    Vanguard Growth Equity Fund                      Registered Investment Company                (1)         18,024,267
*    Vanguard LifeSt Conserv Growth                   Registered Investment Company                (1)            289,800
*    Vanguard LifeSt Growth Fund                      Registered Investment Company                (1)            470,912
*    Vanguard LifeStrategy  Moderate Growth Fund      Registered Investment Company                (1)          9,826,568
*    Vanguard PRIMECAP Fund                           Registered Investment Company                (1)            144,184
*    Vanguard Total Bond Mkt Index                    Registered Investment Company                (1)          1,200,796
*    Vanguard Total Stock Mkt Inv                     Registered Investment Company                (1)            511,421
*    Vanguard Windsor II Fund Investor Shares         Registered Investment Company                (1)         16,737,814
*    Vanguard Retirement Savings Trust                Common/Collective Trust                      (1)         21,798,189
*    CenterPoint Energy Stock Fund                    Company Stock Fund                           (1)         19,074,384
*    Resources Stock Fund                             Company Stock Fund                           (1)         13,617,004
*    Participant Loans                                Interest rates between 5.25% - 10.50%        (1)          4,143,065
                                                                                                            -------------
     Total assets held for investment purposes                                                              $ 155,706,279
                                                                                                            =============

----------

*    Party in interest.

(1) Cost information has been omitted because all investments are participant-directed.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Reliant Resources, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 RELIANT RESOURCES, INC. SAVINGS PLAN

                                 By  /s/ JAMES A. AJELLO
                                     ------------------------------------------
                                     James A. Ajello, Chairman of the Benefits
                                     Committee of Reliant Resources, Inc., Plan
                                     Administrator

June 27, 2003

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------       -----------------------------------------------------
   23.1       Independent Auditors' Consent - Deloitte & Touche LLP

   99.1       Section 906 Certification of James A. Ajello